SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING

Rio de Janeiro, August 04th, 2016, Petróleo Brasileiro S.A. - Petrobras hereby informs that the Extraordinary General Meeting, held this day, at 03:00 pm, in the main auditorium of the Company’s Head office building, at Av. República do Chile 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled, by majority of the votes, and approved as follows:

I.          Proposed amendment of Petrobras’ Bylaws, in accordance with the Federal Union vote:

- Include explicitly the numbers, in addition to the mention of the numbers written out as words, between parentheses, to align with the standard already used throughout the Bylaws;

- Adjust the wording of article 2, removing a comma and including “and” to improve the text;

- Adjust the wording of article 3, paragraph 2, to use the standardized term “wholly owned subsidiaries,” and to insert an explicit mention of the possibility of the Company’s corporate purpose being executed through its controlled companies: “Article 3, paragraph 2 - Petrobras may perform any of the activities related to its corporate purpose, directly or through its wholly owned subsidiaries, controlled companies, alone or in association with third parties, in Brazil or abroad.”;

- Adjust article 20 to increase the number of members of the Executive Board, given the creation of the new Executive Director for Strategy, Organization and Management System;

- Include paragraph 3 in article 27 to regulate the hypotheses of the CEO’s position being vacant, requiring renumbering of the subsequent paragraphs;

- Adjust article 29, item II, to clarify that the strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, will be proposed to the Board of Directors by the Executive Board, in line with article 34, I, “b” of the Bylaws;

- Adjust article 34 to explicitly state, in item I, that the Executive Board must not just evaluate, but also approve the matters that will submitted to the Board of Directors for approval;

- Adjust article 35, sole paragraph, to rename the “Statutory Technical Committee for Human Resources, Health, Environment, Safety and Services” for “Corporate Affairs Statutory Technical Committee,” and increase the number of Statutory Technical Committees, given the creation of the Statutory Technical Committee for Strategy, Organization and Management System, reporting to the new Executive Director, as follows: “Article 35 – (…) Sole paragraph: The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees, composed of Executive Managers, with specific tasks to analyze and recommend regarding certain subjects, in accordance with article 160 of Law 6,404/76: Statutory Technical Committee for Production Development and Technology; Statutory Technical Committee for Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee for Finance and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance, Risk and Compliance; and Technical Committee for Strategy, Organization and Management System.”;

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

- Adjust paragraph 1 of article 36 to remove the individual duty of the CEO to produce the technical and financial assessment criteria for investment projects, while maintaining the duty to submit these criteria to the Executive Board for approval; and to establish his role as a focal point for information to be provided to the Company’s Board of Directors. The duty to approve the rules and procedures of units was also moved to the paragraph 9, given that this duty is shared by all members of the Executive Board, necessitating the renumbering of the other items;

- Alter paragraph 2 of article 36 to specify the new denomination of the Director for Production Development & Technology, who will now be the Executive Director for Production Development & Technology;

- Alter paragraph 3 of article 36 to specify the new denomination of the Director for Exploration & Production, who will now be the Executive Director for Exploration & Production, and remove the duty to manage the asset portfolio;

- Alter paragraph 4 of article 36 to specify the new denomination of the Director for Refining and Natural Gas, who will now be the Executive Director for Refining and Natural Gas;

- Alter paragraph 5 of article 36 to specify the new denomination of the Chief Financial Officer and Investor Relations Director, who will now be the Chief Financial Officer and Investor Relations Executive Director, and in the item VI, remove the word “and” before the word “monitoring,” in order to improve the wording;

- Alter paragraph 6 of article 36 to specify the new denomination of the Director for Human Resources, Health, Environment, Safety and Services, who will now be the Executive Director for Corporate Affairs;

- Alter paragraph 7 of article 36 to specify the new denomination of the Director for Governance, Risk and Compliance, who will now be the Executive Director for Governance, Risk and Compliance, and in item II, include an explicit mention of the reporting to the Executive Board of the effects of risks on Petrobras’ results;

- Insert the paragraph 8 in article 36, to describe the individual duties of the new Executive Director for Strategy, Organization and Management System, requiring the renumbering of the following paragraph;

- In what is now paragraph 9 of article 30, item I, replace the word “strategic” with the expression “strategic plan,” in order to improve the wording, and among the duties of the CEO and each Executive Director, insert item VII, which provides for the approval of rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan;

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

- Adjust the wording of article 40, item IX, to use the standardized term “wholly owned subsidiaries,” and include, among the duties of General Shareholders’ Meetings, the hypothesis of the disposal of debentures convertible into shares in Petrobras subsidiaries, given that this operation could also lead to the loss of control. In paragraph 1, the mention of item XIV has also been rectified, in order to correctly refer to item XI;

 - Adjust the wording of article 48, to use the standardized term “wholly owned subsidiaries”.

The sub-item (v), (vii), (ix), (x), (xi) and (xxiv) of the first item of the Extraordinary General Meeting (EGM) agenda were removed in accordance with the Federal Union vote.

II.        Consolidation of the Bylaws to reflect the approved changes in accordance with the Federal Union vote in this Extraordinary General Meeting (EGM);

III.      Election of Mr. Pedro Pullen Parente as a member of the Board of Directors, in line with article 150 Law 6,404 of 1976;

IV.      Waiver for Mr. Nelson Luiz Costa Silva from the restriction to hold a position at Petrobras statutory body, as the company’s proposal, in accordance with the Interministerial Committee of Corporate Governance and Management of Equity Interests of the Union (CGPAR) guidance, observing the 15/2016 CGPAR resolution that is under revision process in the terms of the Law 13,303/2016 and Law 6,404/1976, which do not bring such requirement and Law12,813/2013, which all of them expressly deal with conflict of interest.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.